Exhibit 99.1 – Regency GP LP Unaudited Condensed Consolidated Balance Sheet

Regency GP LP
Unaudited Condensed Consolidated Balance Sheet
(in thousands)
June 30, 2009
(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$9,276
Restricted cash	1,510
Trade accounts receivable, net of allowance of $1,565	28,637
Accrued revenues	62,013
Related party receivables	4,030
Assets from risk management activities	40,231
Other current assets	13,131
Total current assets	158,828

Property, Plant and Equipment:
Gathering and transmission systems	453,169
Compression equipment	821,981
Gas plants and buildings	154,561
Other property, plant and equipment	154,570
Construction-in-progress	99,431
Total property, plant and equipment	1,683,712
Less accumulated depreciation	(225,881)
Property, plant and equipment, net	1,457,831

Other Assets:
Investment in unconsolidated subsidiary	400,023
Long-term assets from risk management activities	13,712
Other, net of accumulated amortization of debt issuance costs of $7,706	22,220
Total other assets	435,955

Intangible Assets and Goodwill:
Intangible assets, net of accumulated amortization of $27,666	196,557
Goodwill	228,114
Total intangible assets and goodwill	424,671

TOTAL ASSETS	$2,477,285

LIABILITIES & PARTNERS' CAPITAL AND NONCONTROLLING INTEREST
Current Liabilities:
Trade accounts payable	$37,224
Accrued cost of gas and liquids	48,353
Related party payables	1,331
Escrow payable	1,506
Deferred revenue, including related party amounts of $231	11,196
Liabilities from risk management activities	17,193
Other current liabilities	11,703
Total current liabilities	128,506

Long-term liabilities from risk management activities	53
Other long-term liabilities	14,820
Long-term debt, net	1,185,385

Commitments and contingencies

Partners' Capital and Noncontrolling Interest:
Partners' capital	25,471
Noncontrolling interest	1,123,050
Total partners' capital and noncontrolling interest	1,148,521

TOTAL LIABILITIES AND PARTNERS' CAPITAL AND NONCONTROLLING INTEREST	$2,477,285

See accompanying notes to unaudited condensed consolidated balance sheet

Regency GP LP
Notes to the Unaudited Condensed Consolidated Balance Sheet

1.  Organization and Basis of Presentation
Organization of Regency GP LP.  Regency GP LP (the “General Partner”) is the general partner of Regency Energy Partners LP.  The General Partner owns a 2 percent general partner interest and incentive distribution rights in Regency Energy Partners LP, a Delaware limited partnership.  The General Partner’s general partner is Regency GP LLC.

Organization of Regency Energy Partners LP.  Regency Energy Partners LP and its subsidiaries (the “Partnership”) are engaged in the business of gathering and processing, contract compression, and transporting of natural gas and NGLs.

Basis of Presentation.  The General Partner has no independent operations and no material assets outside those of the Partnership.  The number of reconciling items between the consolidated balance sheet and that of the Partnership are few.  The most significant difference is that relating to noncontrolling interest ownership in the General Partner’s net assets by certain limited partners of the Partnership, and the elimination of the General Partner’s investment in the Partnership.  Total assets are comprised of $1,019,842,000, $403,565,000, $923,684,000 and $130,194,000 related to gathering and processing, transportation, contract compression, and corporate and others segments, respectively.

The unaudited condensed consolidated balance sheet as of June 30, 2009 has been prepared on the same basis as the audited consolidated balance sheet included on Form 8-K filed April 1, 2009.  In the opinion of the Partnership’s management, such balance sheet reflects all adjustments necessary for a fair presentation of the financial position for such interim periods in accordance with GAAP.  All intercompany items and transactions have been eliminated in consolidation.  Certain information and footnote disclosures normally included with the annual consolidated balance sheet prepared in accordance with GAAP have been omitted pursuant to the rules and regulations of the SEC. The Partnership evaluated subsequent events up to and including August 10, 2009, the date on which the financial statements were issued.

2.  Summary of Significant Accounting Policies
Use of Estimates.  This unaudited condensed consolidated balance sheet has been prepared in conformity with GAAP, and, of necessity, include the use of estimates and assumptions by management.  Actual results could be different from those estimates.

Consolidation.   The General Partner consolidates the balance sheet of the Partnership with that of the General Partner.  This accounting consolidation is required because the General Partner owns 100 percent of the general partner interest in the Partnership, which gives the General Partner the ability to exercise control over the Partnership.

Equity Method Investments.  The equity method of accounting is used to account for the Partnership’s interest in investments greater than 20 percent and where the Partnership lacks control over the investee.

Noncontrolling Interest.  Noncontrolling interest represents non-controlling ownership interest in the net assets of the Partnership.  The noncontrolling interest attributable to the limited partners of the Partnership consists of common units of the Partnership.  The non-affiliated interest in the noncontrolling interest as of June 30, 2009 was $785,905,000.

Recently Issued Accounting Standards.  In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods.  The Partnership adopted SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), which significantly changes the accounting and reporting related to noncontrolling interests in a consolidated subsidiary.  The Partnership adopted SFAS 160 for all periods presented.  This statement requires the recognition of a noncontrolling interest (formerly styled as a minority interest) in partners’ capital in the consolidated financial statements and separate from the partners’ interest.

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets.  The objective of FSP 142-3 is to better match the useful life of intangible assets to the cash flow generated.  FSP 142-3 became effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The adoption of FSP 142-3 did not impact the Partnership’s financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity of GAAP. SFAS 162’s effective date is November 15, 2008.  The adoption of SFAS 162 had no impact on the Partnership’s financial position.

In April 2009, the FASB issued FSP FAS 107-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is effective for interim periods ending after June 15, 2009. The adoption of this standard, which requires publicly traded companies to make fair value disclosures in interim periods, had no impact on the Partnership’s financial position.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which requires public entities to evaluate subsequent events through the date through which financial statements are issued.  SFAS 165 is effective for interim and annual periods ending after June 15, 2009.  The adoption of SFAS 165 did not impact the Partnership’s financial position.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R) (“FASB 167”), which significantly changes the consolidation model for variable interest entities.  SFAS 167 shall be effective for annual reporting period that begins after November 15, 2009, and for interim periods within that first annual reporting period.  The Partnership is currently evaluating the potential impact of this standard on its financial position.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of SFAS No. 162” (the “Codification”).  The Codification will be the single source for GAAP that integrates existing standards and organize them into accounting topics.  The Codification is not intended to change GAAP but will change how GAAP is referenced in the financial statements.  The Codification will become effective for financial statements issued for interim and annual periods ending after September 15, 2009, and it is not expected to have a material impact on the Partnership’s financial position.

3.  Disposition
On March 17, 2009, the Partnership announced the completion of the transactions contemplated by the Contribution Agreement (the “Contribution Agreement”) relating to a new joint venture arrangement among Regency HIG, EFS Haynesville, LLC, a 100 percent owned subsidiary of GECC, and the Alinda Investors.  The Partnership contributed to RIGS Haynesville Partnership Co. (“HPC”), which owns the Regency Intrastate Gas System, valued at $400,000,000, in exchange for a 38 percent general partnership interest in HPC.  EFS Haynesville, LLC and the Alinda Investors contributed $126,500,000 and $526,500,000 in cash, respectively, to HPC in return for a 12 percent and a 50 percent general partnership interest, respectively.

4.  Investment in Unconsolidated Subsidiary
As described in the Disposition footnote, the Partnership contributed RIGS to HPC for a 38 percent partner interest in HPC.  The Partnership’s entire investment in unconsolidated subsidiary relates to the transportation segment.

5.  Risk Management Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”).  SFAS 161 requires enhanced disclosures about derivative and hedging activities.  The Partnership adopted this standard as of January 1, 2009.

Risk and Accounting Policies.  The Partnership established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit, and interest rates.  The Partnership’s General Partner is responsible for delegation of transaction authority levels, and the Risk Management Committee of the General Partner is responsible for the overall management of these risks, including monitoring exposure limits.  The Risk Management Committee receives regular briefings on positions and exposures, credit exposures, and overall risk management in the context of market activities.

The Partnership primarily deals with financial institutions when entering into financial derivatives.

Commodity Price Risk.  The Partnership is exposed to the impact of market fluctuations in the prices of natural gas, NGLs, and other commodities as a result of our gathering and processing activities, and the Partnership is a net seller of natural gas, NGLs and condensate.  The Partnership attempts to mitigate commodity price risk exposure by matching pricing terms between its purchases and sales of commodities.  To the extent that the Partnership sells commodities in which pricing terms cannot be matched and there is a substantial risk of price exposure, the Partnership attempts to use financial hedges to mitigate the risk.  It is the Partnership’s policy not to take any speculative positions with their derivative contracts.  In some cases, the Partnership may not be able to match pricing terms or to cover its risk to price exposure with financial hedges, and it may be exposed to commodity price risk.

Both the Partnership’s profitability and cash flows are affected by volatility in prevailing natural gas and NGL prices.  Natural gas and NGL prices are impacted by changes in the supply and demand for NGLs and natural gas, as well as market uncertainty.  Adverse effects on cash flows from reductions in natural gas and NGL product prices could adversely affect the Partnership’s ability to make distributions to unitholders.  The Partnership manages this commodity price exposure through an integrated strategy that includes management of its contract portfolio, matching sales prices of commodities with purchases, optimization of our portfolio by monitoring basis and other price differentials in operating areas, and the use of derivative contracts.

The Partnership has executed swap contracts settled against condensate, ethane, propane, butane, natural gas, and natural gasoline market prices.  The Partnership hedged its expected exposure to declines in prices for natural gas, NGLs and condensate volumes produced for its account in the approximate percentages set for below:

	As of June 30, 2009		As of July 31, 2009
	2009	2010	2009	2010	2011
NGLs	97%	37%	97%	56%	18%
Condensate	76%	76%	76%	76%	18%
Natural gas	85%	44%	85%	44%	0%

Effective June 19, 2007, the Partnership elected to account for all outstanding commodity hedging instruments on a mark-to-market basis except for the portion pursuant to which all NGL products for a particular year were hedged and the hedging relationship was, for accounting purposes, effective.  The swaps continued to serve as economic hedges against price exposure for the Partnership.  At June 30, 2009, the Partnership has the following commodity swaps that qualify as cash flow hedges: the 2009 NGLs, natural gas and West Texas Intermediate crude oil hedging programs and the 2010 natural gas and West Texas Intermediate crude oil hedging programs.

In March 2008, the Partnership entered offsetting trades against its existing 2009 NGL portfolio of mark-to-market hedges, which it believes will substantially reduce the volatility of its 2009 NGL hedges.  This group of trades, along with the pre-existing 2009 NGL portfolio, will continue to be accounted for on a mark-to-market basis.  Simultaneously, the Partnership executed additional 2009 NGL swaps which were designated as cash flow hedges.  In May 2008, the Partnership entered into commodity swaps to hedge a portion of its 2010 NGL commodity risk, except for ethane, which are accounted for on a mark-to-market basis.

The Partnership accounts for a portion of its West Texas Intermediate crude oil swaps using mark-to-market accounting.  In August 2008, the Partnership entered into an offsetting trade against its existing 2009 West Texas Intermediate crude oil swap to minimize the volatility of the original 2009 swap.  Simultaneously, the Partnership executed an additional 2009 West Texas Intermediate crude oil swap, which was designated as a cash flow hedge.  In May 2008, the Partnership entered into a West Texas Intermediate crude oil swap to hedge its 2010 condensate price risk, which was designated as a cash flow hedge.

In December 2008, the Partnership entered into two natural gas swaps to hedge its equity exposure to natural gas for 2009.  These natural gas swaps were designated as cash flow hedges.

In May 2009, the Partnership entered into a natural gas swap to hedge a portion of its equity exposure to natural gas for 2010.  This natural gas swap was designated as a cash flow hedge.

In July 2009, the Partnership entered offsetting trades against half of its existing 2010 NGL portfolio of mark-to-market hedges, which it believes will substantially reduce the volatility of its 2010 NGL hedges.  This group of trades, along with the pre-existing 2010 NGL portfolio, will continue to be accounted for on a mark-to-market basis.  Simultaneously, the Partnership executed additional 2010 NGL swaps which were designated as cash flow hedges.

Additionally, in July 2009, the Partnership entered into swap transactions to hedge a portion of its forecasted NGLs and condensate equity exposure for the first half of 2011.  These swaps are accounted for on a mark-to-market basis.

Interest Rate Risk.  The Partnership is exposed to variable interest rate risk as a result of borrowings under its existing credit facility.  As of June 30, 2009, the Partnership had $591,479,000 of outstanding long-term balances exposed to variable interest rate risk.  An increase of 100 basis points in the LIBOR rate would increase the Partnership’s annual payment by $5,915,000.  On February 29, 2008, the Partnership entered into two-year interest rate swaps related to $300,000,000 of borrowings under its revolving credit facility, effectively locking the base rate for these borrowings at 2.4 percent, plus the applicable margin (3 percent as of June 30, 2009) through March 5, 2010.  These interest rate swaps were designated as cash flow hedges.

Credit Risk.  The Partnership’s resale of natural gas exposes it to credit risk, as the margin on any sale is generally a very small percentage of the total sales price.  Therefore a credit loss can be very large relative to overall profitability on these transactions.  The Partnership attempts to ensure that it issues credit only to credit-worthy counterparties and that in appropriate circumstances any such extension of credit is backed by adequate collateral such as a letter of credit or a parental guarantee.

The Partnership is exposed to credit risk from its derivative counterparties.  The Partnership does not require collateral from these counterparties.  The Partnership has entered into Master International Swap Dealers Association (“ISDA”) Agreements that allow for netting of swap contract receivables and payables in the event of default by either party.  If the Partnership's counterparties failed to perform under existing swap contracts, the Partnership's maximum loss is $54,733,000, which would be reduced by $13,666,000 due to the netting feature.  The Partnership has elected to present assets and liabilities under Master ISDA Agreements gross on the condensed consolidated balance sheet.

Quantitative Disclosures.  The Partnership expects to reclassify $27,334,000 of net hedging gains to revenues or interest expense from accumulated other comprehensive income in the next twelve months.

The Partnership’s risk management activities assets and liabilities, including its SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) credit risk adjustment, are detailed below as of June 30, 2009.

	Assets	Liabilities
	June 30, 2009	June 30, 2009
	(in thousands)
Derivatives designated as cash flow hedges
Current amounts from risk management activities
Interest rate contracts	$-	$3,767
Commodity contracts	30,487	54
Long-term amounts from risk management activities
Interest rate contracts	-	-
Commodity contracts	5,312	53
Total cash flow hedging instruments	35,799	3,874

Derivatives not designated as cash flow hedges
Current amounts from risk management activities
Interest rate contracts	-	-
Commodity contracts	10,534	13,612
Long-term amounts from risk management activities
Interest rate contracts	-	-
Commodity contracts	8,400	-
Total derivatives not designated as cash flow hedges	18,934	13,612

SFAS 157 Credit Risk Assessment
Current amounts from risk management activities	(790)	(240)
Total derivatives	$53,943	$17,246

6.  Long-term Debt, net
Obligations in the form of senior notes and borrowings under the credit facilities are as follows.

June 30, 2009
(in thousands)

Senior notes	$593,906
Revolving loans	591,479
Total	1,185,385
Less: current portion	-
Long-term debt	$1,185,385

Availability under revolving credit facility:
Total credit facility limit	$900,000
Unfunded Lehman commitments	(7,030)
Revolving loans	(591,479)
Letters of credit	(16,257)
Total available	$285,234

On May 20, 2009, the Partnership and Finance Corp. issued $250,000,000 senior notes in a private placement that mature on June 1, 2016.  The senior notes bear interest at 9.375 percent with interest payable semiannually on June 1 and December 1.  The proceeds were used to partially repay revolving loans under the Partnership’s credit facility.

The Partnership has a commitment to register the 9.375 percent senior notes due 2016 by May 2010.  Failure to do so would result in a registration default.  For the first 90 day period beyond the registration default, the Partnership would be required to pay .25 percent of the face amount of the notes as liquidated damages until the default is cured.  The rate of liquidated damages would increase by an additional .25 percent for each subsequent 90 day period of the registration default, with a maximum amount of liquidated damages of 1.0 percent per year.  The Partnership’s management expects to be able to register the notes in a timely manner, and accordingly has not recognized a liability for this registration payment arrangement.

At any time before June 1, 2012, up to 35 percent of the senior notes can be redeemed at a price of 109.375 percent plus accrued interest and liquidated damages.  On or after June 1, 2013, all or part of the senior notes can be redeemed at a price of 100 percent plus accrued interest and liquidated damages.  At any time prior to June 1, 2013, the Partnership may also redeem all or part of the notes at a price equal to 100 percent of the principal amount of notes redeemed plus accrued interest, liquidated damages, and the applicable premium, which equals to the greater of (1) 1 percent of the principal amount of the note; or (2) the excess of the present value at such redemption date of (i) the redemption price of the note at June 1, 2013 plus (ii) all required interest payments due on the note through June 1, 2013, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over the principal amount of the note.

Upon change of control each note holder will be entitled to require the Partnership to purchase all or a portion of its notes at a purchase price of 101 percent plus accrued interest and liquidated damages.  The senior notes contain various covenants that limit, among other things, the Partnership’s ability and the ability of certain of its subsidiaries to:
•	incur additional indebtedness;
•	pay distributions on, or repurchase or redeem equity interests;
•	make certain investments;
•	incur liens;
•	enter into certain types of transactions with affiliates; and
•	sell assets, consolidate or merge with or into other companies.

The senior notes are jointly and severally guaranteed by all of the Partnership’s current consolidated subsidiaries, other than Finance Corp., and by certain of its future subsidiaries.  The senior notes and the guarantees are unsecured and rank equally with all of the Partnership’s and the guarantors’ existing and future unsubordinated obligations.  The senior notes and the guarantees will be senior in right of payment to any of the Partnership’s and the guarantors’ future obligations that are, by their terms, expressly subordinated in right of payment to the notes and the guarantees. The senior notes and the guarantees will be effectively subordinated to the Partnership’s and the guarantors’ secured obligations, including the Partnership’s Credit Facility, to the extent of the value of the assets securing such obligations.

Finance Corp. has no operations and will not have revenue other than as may be incidental as co-issuer of the senior notes.  Since the Partnership has no independent operations, the guarantees are fully unconditional and joint and several of its subsidiaries, except certain wholly owned subsidiaries, the Partnership has not included condensed consolidated financial information of guarantors of the senior notes.

The unamortized balance of the discount on the Partnership’s senior notes due 2016 are as follows.

June 30, 2009
(in thousands)
Principal amount	$250,000
Less: unamortized discount	(13,594)
$236,406

On March 17, 2009, RGS amended its credit agreement to authorize the contribution of RIGS to a joint venture (HPC) and allow for future investment up to $135,000,000 in a joint venture.  The amendment imposed additional financial restrictions that limit the ratio of senior secured indebtedness to EBITDA.

On July 24, 2009, RGS further amended its credit agreement to allow for a $25,000,000 working capital facility for the RIGS Haynesville Joint Venture.

GECC Credit Facility.  On February 26, 2009, the Partnership entered into a $45,000,000 unsecured revolving credit agreement with GECC.  The proceeds of the GECC Credit Facility were available for expenditures made in connection with the Haynesville Expansion Project prior to the effectiveness of the above March 17, 2009 amendment.  The commitments under the Revolving Credit Facility terminated on March 17, 2009.

On September 15, 2008, Lehman filed a petition in the United States Bankruptcy Court seeking relief under chapter 11 of the United States Bankruptcy Code.  As of June 30, 2009, the Partnership borrowed all but $7,030,000 of the amount committed by Lehman under the Credit Facility.  Lehman has declined requests to honor its remaining commitment, effectively reducing the total size of the Credit Facility’s capacity to $892,970,000.  Further, if the Partnership makes repayments of loans against the revolving facility which were, in part, funded by Lehman, the amounts funded by Lehman may not be reborrowed.

7.  Commitments and Contingencies
Legal.  The Partnership is involved in various claims and lawsuits incidental to its business.  These claims and lawsuits in the aggregate should not have a material adverse effect on the Partnership’s business, financial condition, results of operations or cash flows.

Escrow Payable.  At June 30, 2009, $1,510,000 remained in escrow pending the completion by El Paso of environmental remediation projects pursuant to the purchase and sale agreement (“El Paso PSA”) related to assets in north Louisiana and the mid-continent area.  In the El Paso PSA, El Paso indemnified the predecessor of our operating partnership, RGS, against losses arising from pre-closing and known environmental liabilities subject to a limit of $84,000,000 and certain deductible limits.  Upon completion of a Phase II environmental study, the Partnership notified El Paso of remediation obligations amounting to $1,800,000 with respect to known environmental matters and $3,600,000 with respect to pre-closing environmental liabilities.  This escrow amount will be further reduced under a specified schedule as El Paso completes its cleanup obligations and the remainder will be released upon completion.

Environmental.  A Phase I environmental study was performed on certain assets located in west Texas in connection with the pre-acquisition due diligence process in 2004.  Most of the identified environmental contamination had either been remediated or was being remediated by the previous owners or operators of the properties.  The aggregate potential environmental remediation costs at specific locations were estimated to range from $1,900,000 to $3,100,000.  No governmental agency has required the Partnership to undertake these remediation efforts.  Management believes that the likelihood that it will be liable for any significant potential remediation liabilities identified in the study is remote.  Separately, the Partnership acquired an environmental pollution liability insurance policy in connection with the acquisition to cover any undetected or unknown pollution discovered in the future.  The policy covers clean-up costs and damages to third parties, and has a 10-year term (expiring 2014) with a $10,000,000 limit subject to certain deductibles.  No claims have been made against the Partnership or under the policy.

TCEQ Notice of Enforcement.  On February 15, 2008, the TCEQ issued a NOE concerning one of the Partnership’s processing plants located in McMullen County, Texas (the “Plant”).  The NOE alleges that, between March 9, 2006, and May 8, 2007, the Plant experienced 15 emission events of various durations from four hours to 41 days, which were not reported to TCEQ and other agencies within 24 hours of occurrence.  On April 3, 2008, TCEQ presented the Partnership with a written offer to settle the allegation in the NOE in exchange for payment of an administrative penalty of $480,000, and it later reduced its settlement demand to $360,000 in July 2008.  The Partnership was unable to settle this matter on a satisfactory basis and the TCEQ has referred the matter to its litigation division for further administrative proceedings.

Keyes Litigation.  In August 2008, Keyes Helium Company, LLC (“Keyes”) filed suit against Regency Gas Services LP, the Partnership, and the General Partner.  Keyes entered into an output contract with the Partnership’s predecessor in 1996 under which it purchased all of the helium produced at the Lakin processing plant in southwest Kansas.  In September 2004, the Partnership decided to shut down its Lakin plant and contract with a third party for the processing of volumes processed at Lakin, as a result of which the Partnership no longer delivered any helium to Keyes.  As a result, Keyes alleges it is entitled to an unspecified amount of damages for the costs of covering its purchases of helium.  Discovery is expected to end in September 2009 and trial is scheduled for December 2009.

Kansas State Severance Tax.  In August 2008, a customer began remitting severance tax to the state of Kansas based on the value of condensate purchased from one of the Partnership’s Mid-Continent gathering fields and deducting the tax from its payments to the Partnership.  The Kansas Department of Revenue advised the customer that it was appropriate to remit such taxes and withhold the taxes from its payments to the Partnership, absent an order or legal opinion from the Kansas Department of Revenue stating otherwise.  The Partnership has requested a determination and refund from the Kansas Department of Revenue regarding the matter since severance taxes were already paid on the gas from which the condensate is collected and no additional tax is due.  The Kansas Department of Revenue has initiated an audit of the Partnership’s condensate sales in Kansas.  If the Kansas Department of Revenue determines that the condensate sales are taxable, then the Partnership may be subject to additional taxes, interest and possibly penalties for past and future condensate sales.

Caddo Gas Gathering LLC v. Regency Intrastate Gas LLC.  Caddo Gas Gathering LLC (“Caddo Gas”) claims that RIGS breached a 1988 natural gas transportation agreement (the “Transportation Agreement”).  Caddo Gas alleges that the Transportation Agreement requires RIGS to take receipt of gas at any receipt point on the “Regency Gas System” and redeliver that gas for $0.05 per MMbtu.  It further alleges that RIGS’ obligation to provide transportation to Caddo Gas is unconditional and that RIGS breached the Transportation Agreement when it refused to let Caddo Gas access a fully-subscribed receipt point interconnect at the Centerpoint Energy Sligo Plant (“Sligo Point”), but offered to install a new interconnect at Caddo Gas’ cost.  RIGS filed an answer denying that Caddo Gas was entitled to access the Regency Gas System through the Sligo Point and denying that its actions constituted a breach of the Transportation Agreement.  No trial date has been set.

Remediation of Groundwater Contamination at Calhoun and Dubach Plants.  RFS currently owns the Dubach and Calhoun gas processing plants in north Louisiana (the “Plants”).  The Plants each have groundwater contamination as result of historical operations.  At the time that RFS acquired the Plants from El Paso, Kerr-McGee Corporation (Kerr-McGee) was performing remediation of the groundwater contamination, because the Plants were once owned by Kerr-McGee and when Kerr-McGee sold the Plants to a predecessor of El Paso in 1988, Kerr-McGee retained liability for any environmental contamination at the Plants.  In 2005, Kerr-McGee created and spun off Tronox and Tronox allegedly assumed certain Kerr-McGee’s environmental remediation obligations (including its obligation to perform remediation at the Plants) prior to the acquisition of Kerr-McGee by Anadarko Petroleum Corporation.  In January 2009, Tronox filed for Chapter 11 bankruptcy protection.  RFS will file a claim in the bankruptcy proceeding relating to the environmental remediation work at the Plants.

8.   Related Party Transactions

The employees operating the assets of the Partnership and its subsidiaries and all those providing staff or support services are employees of the General Partner.  Pursuant to the Partnership Agreement, the General Partner receives a monthly reimbursement for all direct and indirect expenses incurred on behalf of the Partnership.
In conjunction with distributions by the Partnership to its limited and general partner interests, during the six months ended June 30, 2009, GE EFS received cash distributions of $12,181,000 and certain members of management received cash distributions of $768,000.

The Partnership’s contract compression segment provides contract compression services to HPC.  Under a Master Services Agreement with HPC, the Partnership operates and provides all employees and services for the operation and management of HPC.  Under this agreement the Partnership will receive $500,000 monthly as a partial reimbursement of its general and administrative costs. Additionally, the Partnership incurs expenditures on behalf of HPC and these amounts are billed to HPC on a monthly basis.  As of and for the three and six months ended June 30, 2009, the Partnership’s related party receivables and related party payables were primarily a result of the transactions described above.

9.  Intangible Assets and Goodwill

Intangible Assets.  Intangible assets, net consist of the following.

	Permits and Licenses	Customer Contracts	Trade Names	Customer Relations	Total
	(in thousands)
Balance at December 31, 2008	$8,582	$126,799	$32,848	$37,417	$205,646
Disposals	(2,920)	-	-	-	(2,920)
Amortization	(313)	(3,612)	(1,170)	(1,074)	(6,169)
Balance at June 30, 2009	$5,349	$123,187	$31,678	$36,343	$196,557

The weighted average amortization period for permits and licenses, customer contracts, trade names, and customer relations are 15, 24, 15, and 19 years, respectively.  Permits and licenses are generally renewed with minimal expense as a charge to operating and maintenance expense in the period incurred.  Regarding customer contracts, the actual remaining life of the contracts were used to evaluate the cash flows expected with no renewal assumption.  The trade name and customer relations intangible assets use the going concern assumption with no renewal cost.  The expected amortization of the intangible assets for each of the five succeeding years is as follows.

Year ending December 31,	Total
(in thousands)
2009 (remaining)	$6,043
2010	12,086
2011	10,828
2012	10,535
2013	10,535

Goodwill.  Goodwill consists of $63,232,000 and $164,882,000 for the gathering and processing and contract compression segments, respectively, as of June 30, 2009.

10.  Fair Value Measures
On January 1, 2008, the Partnership adopted the provisions of SFAS 157 for financial assets and liabilities.  On January 1, 2009, the Partnership applied the provisions of SFAS 157 for non-recurring fair value measurements of non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations.  SFAS 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations.  The three levels of inputs are defined as follows:

•	Level 1- unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Partnership;
•	Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and
•	Level 3- inputs that are unobservable in the marketplace and significant to the valuation.

SFAS 157 encourages entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The Partnership’s financial assets and liabilities measured at fair value on a recurring basis are risk management assets and liabilities related to interest rate and commodity swaps.  Risk management assets and liabilities are valued using discounted cash flow techniques.  These techniques incorporate Level 1 and Level 2 inputs such as future interest rates and commodity prices.  These market inputs are utilized in the discounted cash flow calculation considering the instrument’s term, notional amount, discount rate and credit risk and are classified as Level 2 in the hierarchy.  The Partnership has no financial assets and liabilities as of June 30, 2009 valued based on inputs classified as Level 3 in the hierarchy.

The estimated fair value of financial instruments was determined using available market information and valuation methodologies.  The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities.  Restricted cash and related escrow payable approximates fair value due to the relatively short-term settlement period of the escrow payable.  Risk management assets and liabilities are carried at fair value.  Long-term debt other than the senior notes is comprised of borrowings under which, accrues interest under a floating interest rate structure.  Accordingly, the carrying value approximates fair value for the long-term debt amounts outstanding.  The estimated fair value of the 8.375 and 9.375 percent senior notes based on third party market value quotations was $343,200,000 and $242,500,000, respectively, as of June 30, 2009.